RESIDENT IN ATLANTA OFFICE
DIRECT DIAL: (404) 572-6912
MDELANEY@POGOLAW.COM

October 5, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp. Registration Statement on Form S-1 Amendment Filed September 13, 2005 File No. 333-126650

Ladies and Gentlemen:

     On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated September 28, 2005 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 4 to the Registration Statement, as applicable, which is being filed concurrently and reflects the Company’s responses to your comments.

General

1.

Comment: We note your response to our prior comment 1. Add disclosure, in locations as appropriate, addressing the substance of your supplemental response. Also, please advise us about any research, analysis, evaluations, or discussions that serve as the foundation for or relate in any way to the following statements:

•

“The Company’s management determined it should raise $75 million in its initial public offering because it believes that there is significantly less competition for transactions at this level than for transactions with a value of less than $50 to $60 million. Its belief that there is significantly less competition at such levels is based on its review of the healthcare transaction marketplace, which supported management belief that the selected deal value would increase the Company’s odds of locating a desirable acquisition target, coupled with a decrease in competitors at such levels. The Company also determined that a significantly larger offering (for example, $120 million) would vastly decrease the number of potential available business targets and would result in increased competition for such target businesses from businesses with more resources and capital available to them.”

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•

“In making its determination of the size of the offering, the Company also considered the financial resources of competitors, including the equity other blank check companies were seeking to raise or had raised in recent public offerings.”

•

“. .. . the Company reviewed, with the assistance of its investment banker, the number of reported healthcare transactions completed in the last eighteen months with transaction values in excess of $60 million (which is approximately 80% of the $75 million proceeds sought in this offering and which will be available as equity to finance an acquisition) and believes that the transactions with a value in excess of $60 million represent the most feasible opportunities for the Company – particularly when factoring in the possibility of leveraging the Company’s equity by a multiple of 3x – 4x.”

Response: In response to the staff’s comment, we have added disclosure on pages 6 and 35 of the prospectus to address the substance of our supplemental response in our letter dated September 13, 2005 to the staff. With regard to the statements noted by the staff above, the Company conducted the following research, analysis, evaluations, or discussions:

Excerpt #1: During the meeting with Roth Capital Partners on May 19, 2005, the members of the management team discussed the range of the offering and focused on a range of $75 million to $100 million based on their belief that transactions with an equity component in this range would provide the most viable targets for the Company. This initial range was selected based upon management’s past experiences in the healthcare industry and their opinion that the transactions that would offer the most viable platforms for growth with a lesser risk of failure would involve transactions in excess of $50 million. Due to the preliminary nature of the discussions, the management team and Roth Capital Partners based this initial range on their past experiences in the healthcare industry and not on a detailed financial analysis of the target industry. During the week of June 5, 2005, members of the management team continued their discussions with Roth regarding the size of the offering and focused on $75 million as the target offering size, of which at least 80% would be held in trust, thus yielding at least $60 million available for transactions. Management of the Company requested that Roth Capital Partners research the healthcare transaction activity that had occurred during the prior 18 months beginning on January 1, 2004, to determine if this level of valuation was adequate. Roth Capital Partners reviewed deals completed since January 1, 2004 and noted that approximately 160 transactions were completed in the price range of $50 million to $200 million during this period with the following characteristics:

•	13 Biotechnology transactions with an average deal size of $99.45 million
•	43 Healthcare equipment and supplies transactions with an average deal size of $98.07 million

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October 5, 2005

•	42 Healthcare providers and services transactions with an average deal size of $112.31 million
•	17 Hospital transactions with an average deal size of $122.66 million
•	45 Pharmaceuticals transactions with an average deal size of $97.06 million

Based on the foregoing, the Company determined that a minimum trust fund of $60 million would afford the Company with adequate equity to pursue similar transactions assuming the ability to leverage of the Company’s equity 2 to 3 times, with 4 times being possible if the target afforded adequate security (e.g. significant tangible assets which could be used as security) for the required financing. In addition to analyzing the capital required to consummate a business transaction, Company management and Roth Capital Partners considered the impact a larger offering (e.g., $120 million) would have on the underwriter’s ability to market the securities and successfully complete the transaction. Management determined that such an offering size would be difficult to market, and if a larger offering was contemplated, it could limit their ability to consummate a transaction in the targeted range of value on terms that would yield a lower weighted average cost of capital given the requirements of the rules relating to blank check companies.

With regard to the competition at this level, members of management based their analysis on their past personal experiences in the healthcare industry and upon the experiences relayed to them by Roth Capital Partners. In general, management’s general sense, based on these past experiences, was that private equity sources would not be as large as the potential trust fund available following the completion of the Company’s initial public offering.

Excerpt #2: During the period prior to filing the Registration Statement, management along with Roth Capital Partners analyzed the blank check public offerings that had been completed during the prior nine months and the offerings then pending review by the staff. In particular, management and Roth Capital Partners considered the size of the following offerings:

•	Ithaka – $48 million Acquisition Corp.
•	KBL Healthcare Acquisition Corp. II – $48 million
•	Fortress America Acquisition Corp. – $42 million
•	Services Acquisition Corp. International – $120 million
•	Healthcare Acquisition Corp. – $48 million
•	TAC Acquisition Corp. – $120 million
•	Ad.Ventures Partners – $90 million
•	Coconut Palm Acquisition Corp. – $60 million

Excerpt #3: As discussed above, management reviewed with Roth Capital Partners available data regarding the healthcare merger and acquisition transactions consummated during the eighteen month period beginning on January 1, 2004. Based on the results of this research, management believed that amount of equity that would provide an adequate

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October 5, 2005

foundation for the completion of an acquisition would need to be approximately $60 million (80% of a $75 million offering), which would offer a sufficient amount of equity to permit leveraging a transaction by a multiple of 2 to 3 times with 4 times possible if the target’s asset base can provide sufficient security.

2.

Comment: We have been advised by the Division of Market Regulation that the warrant repurchase arrangement constitutes a bid or inducement during the restricted period and is therefore in violation of Regulation M. Please direct all questions on this matter to the Division of Market Regulation’s Trading Practices Group at 202-551-5720.

Response: We note the staff’s comment and have contacted the Division of Market Regulation’s Trading Practices Group. In connection with the comment and based on our discussions with representatives of the Division of Market Regulation, we intend to submit a no action request letter to the Division of Market Regulation requesting that the Division of Market Regulation grant an exemption to the prohibitions under Rules 101 and 102 of Regulation M promulgated under the Securities Exchange Act of 1934 since any market purchase pursuant to the warrant repurchase agreement will occur subsequent to the termination of the restricted period.

Management

3.

Comment: Does the disclosure relating to the underwriting compensation take into consideration a cash fee payable to the representatives of the underwriters that is equal to 1% of the fair market value of an initial business combination? If so, please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements.

Response: The prospectus on page 44 sets forth disclosure relating to the payment to Roth Capital Partners of compensation equal to 1% of the fair market value of the initial business combination upon the successful consummation of such transaction. In addition, disclosure under the heading “Underwriting—Other Terms” on page 71 of the prospectus discusses this fee arrangement. The payment of this 1% fee is intended to compensate the underwriters for serving as an advisor in connection with the consummation of a business transaction by the Company and not as an additional fee for underwriting services. As such, the 1% cash fee will be paid to the underwriters to compensate them for the following services: (i) assistance in due diligence of a potential target business or businesses; (ii) organization and preparation of a “road show” in connection with our seeking stockholder approval of a business combination; and (iii) the rendering by Roth Capital Partners of a fairness opinion. We have revised the disclosure on page 71 of the prospectus to clarify this arrangement.

With respect to the staff’s comment relating to the applicability of Regulation M to the contingent nature of the underwriter compensation arrangement, we note that the contingent compensation would only be paid following the consummation of a business combination and is related solely to the advisory services noted above rendered in

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October 5, 2005

connection with such transaction and not in connection with the offering. Therefore, the restricted periods for both the initial public offering and in connection with any business combination will have ended. Accordingly, we believe that Regulation M is inapplicable to any payments to be received by the underwriters as deferred compensation under the consummation of a business combination.

We are aware of the “Frequently Asked Questions About Regulation M” published by the Division of Market Regulations (Dated October 27, 1999 and revised April 12, 2002) (the “FAQs”) relating to the restricted period in an acquisition of a target in which securities are to be distributed. If and to the extent it becomes applicable in the context of a business combination, the underwriters receiving any deferred compensation or any finder’s fee will comply with Regulation M and not make a market in the company securities during the period set forth in the FAQs.

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours, /s/ Michael Delaney Michael Delaney

Enclosures

cc:	Mr. Joel Kanter Rick Miller, Esq.